

April 29, 2011

VIA US MAIL AND FAX (949) 255-7055
Mr. L. Bryan Shaul
Executive Vice President and Chief Financial Officer
Sun Healthcare Group, Inc.
18831 Von Karman, Suite 400
Irvine, CA 92612

      Re: Sun Healthcare Group, Inc.
             Form 10-K for the fiscal year ended December 31, 2010
             Filed March 3, 2011
             File No. 001-12040

Dear Mr. Shaul:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 6. Selected Financial Data, page 21

1.   We note that in addition to other financial measures, including net segment income, you use EBITDA, Adjusted EBITDA and Adjusted EBITDAR to assess the performance of your core business operations, to prepare operating budgets and to measure your performance against those budgets on a consolidated segment and a center-by-center level. Additionally, you make capital allocations to each of your centers and establish compensation programs based on certain of these measures. In this regard, tell us your consideration of each center as an operating segment and a reporting unit. Refer to your basis in the accounting literature.

Liquidity and Capital Resources, page 41
Cash Flow, page 41

2. On page 9, you indicated that the recent economic downturn has resulted in a decrease in your ability to collect accounts receivable from some of your customers. Tell us why you did not address this in your MD&A. Additionally, we note that you attributed a decrease in operating cash flows to "timing differences which resulted in year-over-year increase in working capital changes." Please clarify what these timing differences are.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please file all correspondence over EDGAR. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director